As filed with the Securities and Exchange Commission on June 10, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of June 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        MODERN TIMES GROUP MTG AB (publ)

                   Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                           Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                  No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MODERN TIMES GROUP MTG AB (publ)

                                    By: /s/ Hans-Holger Albrecht
                                        ------------------------
                                    Name: Hans-Holger Albrecht




Dated: June 10, 2003

                            MODERN TIMES GROUP Logo


           NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

THESE MATERIALS ARE NOT AN OFFER FOR SALE OF METRO INTERNATIONAL S.A. SHARES IN THE UNITED STATES. METRO INTERNATIONAL SHARES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. IT IS NOT INTENDED THAT ANY PORTION OF THE OFFERING WILL BE REGISTERED IN THE UNITED STATES OR THAT A PUBLIC OFFERING OF SHARES WILL BE CONDUCTED IN THE UNITED STATES.

FOR IMMEDIATE RELEASE                                               10 June 2003

                            CONVERSION OF METRO DEBT



Modern Times Group MTG AB, the international media group, today announced that it is to convert its total interest-bearing loans to Metro International S.A. ("Metro") into Metro shares.


As part of the refinancing by Metro, MTG will receive 51.1 million new Metro class A shares and 93.6 million new Metro class B shares at a price of SEK 3.75 per share in exchange for the retirement of SEK 542 million of interest-bearing loans to Metro, including interest accrued up to 31 May 2003. No interest will be charged on the loans to Metro for the period between 31 May 2003 and the completion of the transaction.


Metro is also issuing new shares in order to raise SEK 252 million in new funds. Metro will issue rights to holders of its Swedish Depository Receipts, except those domiciled in the United States of America, Canada and Japan, to subscribe for one new class A share for each existing class A or B share held, at a price of SEK 2.30 per share. Shareholders' subscription rights will be tradable on Stockholmsborsen.

Metro will publish details of the offer in an offering prospectus expected to be published in mid-July 2003, with the offer period expected to commence in the second half of July 2003, and completion of the issue anticipated during the first half of August 2003.

MTG's total shareholding in Metro following the conversion of debt into equity will be 52.3 million class A shares and 96.9 million class B shares. The shares received in the conversion of debt to equity will not entitle MTG to subscription rights in the offer. MTG will also be eligible to receive subscription rights to a further 4.5 million class A shares under the terms of the offer, based on its current holding of 1.3 million class A shares and 3.3 million class B shares.


For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO                tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries           tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsborsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).


This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.


All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Modern Times Group, any Modern Times Group members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.